# X-Cal Resources Ltd.

**PO Box 48479 Bentall Centre**
**Vancouver, BC V7X 1A0**
**Tel: (604) 662-8245 Fax: (604) 688-7740**

05011557



**DELIVERED BY MAIL**

September 19, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

**Re: XCL - EXEMPTION # 82-1655**

Please find enclosed the latest News Release by X-Cal Resources Ltd. dated September 20, 2005.

Sincerely,
**X-CAL RESOURCES LTD.**

Sharon MacLellan



Sharon MacLellan
/sml
+ encl

dlw 9/30

# X-Cal Resources Ltd.

**TSX/XCL** **September 20, 2005**

## News Release

## X-Cal Resources - Annual Meeting Report

All resolutions as proposed by management were passed at the 2005 X-Cal Resources Ltd Annual Meeting in Toronto last week. The shareholders voted 37,432,114 common shares out of 76,135,225 in issue. The strong voter turnout is appreciated by management and reflects a loyal shareholder base.

Shareholders at the meeting viewed a presentation by Keith Blair Msc. which updated "The Sleeper Gold Project", "The Mill Creek Gold Project" and introduced "The Reese River Pediment Project". The presentations can be viewed at www.x-cal.com.

X-Cal president Shawn Kennedy said: "X-Cal is reviewing growth opportunities that could increase the size of the company. The current business environment necessitates growth to achieve the appropriate ratios of administrative expense relative to project expenditures. Capital Markets Advisory, a Toronto based firm that specializes in merger and acquisition analysis, is retained by the company to assist with evaluating opportunities".

The shareholders were told that the "Sleeper Joint Venture" (50% X-Cal/50% New Sleeper Gold) has advanced the 30 square mile Sleeper Gold District located in Humboldt County, Nevada and that the large volume of new data is being used to target additional drilling. Mr. Blair outlined some of the targeting data, results to date and proposed drilling (see AGM presentation).

The shareholders were also informed that drill testing by Placer Dome of X-Cal's 100% owned 720 acre "Mill Creek Gold Property" located in Lander County, Nevada is ongoing. An option to purchase agreement with Placer Dome was announced on June 29, 2005 (see press releases dated June 29 and July 11/05). A deep drill test is currently underway in the southwest portion of the property (see AGM presentation).

Introduction of the new X-Cal/Placer Dome "Reese River Pediment Project" located in the Cortez Area, Lander County, Nevada completed the presentations (see presentation at www.x-cal.com and press release dated Sept.15/05).

The president stated that: "X-Cal has a suite of Nevada gold projects and able geo-technical people to advance them. The company believes that reserve replacement by exploration will be necessary for the industry to maintain current production levels. Projects that are in proximity to existing production facilities should have priority. We conclude that continued exploration of all three of X-Cal's Nevada gold projects is warranted."

The contents of this release and related material have been reviewed by Keith Blair, M.Sc. who is a qualified person as defined by NI-43-101.

**Caution Concerning Forward-Looking Statements**

This news release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Mill Creek, the Sleeper Gold and the Reese River projects and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek, the Sleeper Gold and the Reese River projects; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Mill Creek, the Sleeper Gold and the Reese River projects.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
*President*

***Visit our Website:*** www.x-cal.com
***E-Mail:*** invrel@x-cal.com

*For further information contact:* ***Shawn Kennedy, President***

*Tel: (604) 662-8245 Fax: (604) 688-7740*

***Note:*** *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

# X-Cal Resources Ltd.
# 2005 Exploration Summary

- Reese River Pediment Project, Lander Co., NV.
- Mill Creek Project, Lander Co., NV.
- Sleeper Project, Humboldt Co., NV.

# X-Cal Resources Ltd. – Nevada Projects and Known Mineral Belts



Sleeper Project, Humboldt, Co.
Mill Creek Project, Lander Co.
Reese River Pediment Project, Lander, Co.
GETCHELL TREND
BATTLE MOUNTAIN-EUREKA TREND
CARLIN TREND
INDEPENDENCE TREND
CARSON SINK
Lovelock

# REESE RIVER PROPERTY
## USGS GRAVITY



Fortitude
VIRGIN FAULT
Slaven
Fire Creek
Hilltop
MILL CREEK PROPERTY
Cove
McCoy
Tenabo
Elder Creek
Gold Acres
Pipeline
REESE RIVER PROPERTY
CAETANO TROUGH
Cortez
Buckhorn
Pediment
Cortez Hills
Horse Canyon
ET Blue
0
7.5
15
kilometers


X-Cal Resources Ltd.



REESE RIVER
PROPERTY
USGS GRAVITY
Fortitude
VIRGIN FAULT
VIRGIN FAULT PARALLEL
MILL CREEK PROPERTY
GOAT PEAK WINDOW
HORSE MTN WINDOW
HORSE MTN WINDOW
Cove
McCoy
CAETANO TROUGH
0
5
10
kilometers
-174
-179
-184
-189
-194
-199
-204
mgals / CI = 1.0
X-Cal Resources Ltd.

# REESE RIVER PROPERTY
## USGS GRAVITY RESIDUAL



Fortitude
VIRGIN FAULT
VIRGIN FAULT PARALLEL
MILL CREEK PROPERTY
GREATER HORSE MTN WINDOW
GOAT PEAK WINDOW
HORSE MTN WINDOW
Cove
McCoy
CAETANO TROUGH
0
5
10
kilometers
7
5
3
1
-1
-3
-5
-7
mgals / CI = 0.5


X-Cal Resources Ltd.

# REESE RIVER PROPERTY
## USGS GRAVITY RESIDUAL



MILL CREEK PROPERTY
GOAT PEAK WINDOW
Cove
McCoy
HORSE MTN WINDOW
CAETANO TROUGH
0
5
10
kilometers
7
5
3
1
-1
-3
-5
-7
mgals / CI = 0.5


*FLANKS OF HORSE MTN WINDOW*

*CROSS STRUCTURE*

*STRUCTURAL INTERSECTION*

X-Cal Resources Ltd.

# Mill Creek Project

- 2004 drilling results show anomalous gold mineralization in Carlin/Cortez-type host rocks along with anomalous trace-metal geochemistry and favorable structural setting.
  (11 holes, 3784 m; Technical Report, Feb 28, 2005)
- 29 drill holes proposed [illegible]
- Optioned [illegible]
  (release June 29, 20[illegible])
- [illegible]

# 2005 Mill Creek Targets

## (with Placer Dome drill sites)



XMC-5,6
23
XMC-1c
14
XMC-7c
24
28
XMC-7
27
XMC-2c
15
19
17
XMC-3/4
20
21
16
20
18
22
29
9
7
XMC-10
1
2
10
4
11
25
12
13
5




# SLEEPER PROJECT
## 2005 Exploration Strategy

- Refine the geological model of Sleeper Deposit to aid discovery of more mineralization & another Sleeper.
- West Wood, Range Front, Slumbering Hills; refine & test specific targets.
- Pit extension; evaluate near pit resources not mined by Amax, test by drilling, resource model update
- [illegible]

X-Cal Resources Ltd.

# SLEEPER

## Proposed 2005 Drill Targets



BEDROCK CASINO
RANGE FRONT
WEST WOOD PARALLEL
WEST WOOD


- West Wood (up-dip, along strike)
- Bedrock Casino (up-dip, along strike from 2004 intercepts)
- Range Front structural zone
- West Wood parallel targets

(slide from 2004 presentation)

X-Cal Resources Ltd.

# SLEEPER
# 2005 DRILLING

Drilling to date (2005):

17 RC holes, 3,306m (45% of RC program)

20 Core holes, 3,871m (74% of core program)

Best results:

WW-33 13 g/t Au - 4.6m

[illegible] 16.5 g/t Au - [illegible]

[illegible] 2 g/t Au [illegible]



Northwest Sleeper
Waste Dump
Leach Pad 2
North Sleeper
0
2000
feet
N
Waste Dump
Bedrock Casino
Leach Pad 1
Old Placer
Sleeper Pit
Tailings Pond
Facilities
Mill Vein
West Wood
South Waste Dump
NEW SLEEPER GOLD LLC
2005 Drilling Program

# SLEEPER
# 2005 TARGETS

Pediment Target Generation (blind)

- Re-logging of old drill holes
- Trenching
- Clay Mineralogy
- Geological Modeling
- Hg soil gas surveys
- $CO_2$, $O_2$ soil gas surveys
- Soil pH surveys
- Airborne Magnetics
- Gravity surveys


WA 1
WA 2
WA 3
PH7
PH10
PH5
BC-03-03 Placer
Bedrock Casino Trend
Between the Pads
Office Facilities Eastwood
West Wood 3
Ready Line Chicken Track
Wood Vein under the dump
Sleeper South
Area 1
Shatter Zone
Jumbo Trend
Alma Dome Electrum
Mohawk Mine
Geological Target
IP Target
Mineralized Trend
Magnetite destruction interpreted from aeromag (Wright areas)
Rangefront fault
SLEEPER

# SLEEPER GEOLOGY

Improved understanding of relationships between geology, structure, alteration & mineralization



paleosurface
present surface
Tr1 rhyolite
Tr1
Tb1 basalt
Mzs Mesozoic sediments
Tertiary
Tr1 rhyolite
Tb1 basalt
Tt1 tuffs, volcanic sediments
Mesozoic
Mzs metasediments
mineralized zones from blast hole model (.05, .01, 1.0 opt Au)
drill hole
vertical XS looking north through Wood Pit
New Sleeper Gold LLC
Simplified Geology
August, 2005




Tb2
Tt
Tb
Tt2
Tb1
Tt1
Tr1
Mzs
4579000
4578000
4577000
4576000
4575000
4574000
4573000
4572000
409000
410000
411000
412000
413000
414000
0
0.5
1
kilometres
property boundary
UTM NAD27
Tertiary
Tb basalt undifferentiated
Tt tuff undifferentiated
Tr2 13.6 Ma felsic volcanics
Tb2 post 16 Ma mafic volcanics
Tt2 post 16 Ma tuff
Tr1 ~ 17Ma felsic volcanics
Tb1 ~17 Ma mafic volcanics
Tt1 early tuffs and volcanic sediments
Mesozoic
Mz1 Cretaceous granodiorite
Mzs Triassic to Jurassic metasediments
Geology interpreted by G. Ferdock
structures, high confidence
structures, inferred
mineralized zone


NEW SLEEPER GOLD LLC
Bedrock Geology
August, 2005

# SLEEPER

## Quicksilver Mercury Vapor Survey

Phase 2 Infill

100 by 80 m grid



4579000
4578000
4577000
4576000
4575000
4574000
4573000
4572000
409000
410000
411000
412000
413000
414000
N
0
0.5
1
kilometres
property boundary
ng Hg
50 to 135
25 to 50
14 to 25
6 to 14
3 to 6
0 to 3


Hg analyses by Quicksilver Systems

alteration and structures interpreted by J. Wright from geophysics

structures inferred by R. Histed and M. O'Donnell

NEW SLEEPER GOLD LLC
Mercury Vapor Compilation
Phase 1 and Phase 2
August, 2005

# SLEEPER ALTERATION MODEL - ZONATION

## Spectral Reflectance Data / Clay Mineralogy


W
E
placer gold in boulders
paleosurface
m ASL
present surface
alluvium
kaol
mont
illite
rhyolite
basalt
NH4 illite
budd
Mesozoic sediments
mont
Key Clay Minerals
kaolinite
montmorillonite
illite
NH4 illite
buddingtonite
quartz-sulphide and gold mineralization
drill hole
metres
vertical XS facing north

After Corbett, 2005

**New Sleeper Gold LLC**
**Simplified Clay Distribution Model**
**August, 2005**

X-Cal Resources Ltd.

# SLEEPER GEOPHYSICS MT

- Deep looking electrical method that measures resistivity
- 8 lines, 24 line-Km
- Helps with definition of possible "altered" rock zones
- NW and SW target areas are highlighted



409000
410000
411000
412000
413000
414000
4579000
4578000
4577000
4576000
4575000
4574000
4573000
4572000
N
0 0.5 1
kilometres
property boundary
UTM NAD27
Resistivity ohm-m
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1
0.9
0.8
0.7
MT survey by Quantech
section interpretation by J. Wright projected onto plan
possible argillic alteration
possible silicic alteration


NEW SLEEPER GOLD LLC
Magneto-Telluric Results - 900m Level
with Projected Alteration
August, 2005

# SLEEPER TARGET AREAS

Targets based on coincident:

- Geological/Structural interpretations
- Geophysics
- Geochemistry



N
4579000
4578000
4577000
4576000
4575000
4574000
4573000
4572000
409000
410000
411000
412000
413000
414000
0 0.5 1
kilometres
property boundary
UTM NAD27


section interpretation by J. Wright projected onto plan

possible argillic alteration

possible silicic alteration

target area

NEW SLEEPER GOLD LLC
Target Summary Map
August, 2005

# SLEEPER

# North West Target Area

-gravity indicated alteration

-magnetic low

-interpreted structures

-anomalous precious and trace metals in drill holes



NORTHWEST TARGET AREA
Interpreted Structures
Gravity Anomaly (Alteration)
Placer Au in gravels
SW TARGET AREA
Hg
Hg
Hg
Hg
meters
0 500 1,000
Structures Interpreted from Geological Interpretation
Hg Anomaly
Gravity Anomaly
Range Front Structures Projected
2005 Diamond Drill Hole
Structures from Gravity Data Interpretation
2005 Rotary Reverse Circulation Drill Hole


NW & SW Target Areas-Residual Gravity with Interpreted Structure from Drilling. Compilation and Geophysics

# SLEEPER

## NWS-04 Drill Target



Drill core NWS-4, ~ 950 ft, colloform banded veins



938


Test updip of NWS-04

Test undrilled areas north & east of NWS-04



NWS-04-05
S97132R
OH047D
G0088
G0089
G0090
S97121R
OH041D
G0081
NE-05-03
G0078
G0080
PPW0239
PPDHMC
2005 DH
2004 DH
2003 DH
2003 DH


NW SLEEPER TARGET
PALEO RIDGES INTERPRETED FROM DRILLING, RESIDUAL GRAVITY, ALL DRILLING

# SLEEPER

## South West Area Drill Target

Coincident:

-soil Hg

-gravity indicated alteration

-gravity defined structure

-soil gas anomalies

-MT response



NORTHWEST TARGET AREA
Interpreted Structures
Gravity Anomaly (Alteration)
Placer Au in gravels
SW TARGET AREA
Hg
Hg
Hg
Hg
meters
0 500 1,000
Structures Interpreted from Geological Interpretation
Hg Anomaly
Gravity Anomaly
Range Front Structures Projected
2005 Diamond Drill Hole
Structures from Gravity Data Interpretation
2005 Rotary Reverse Circulation Drill Hole


NW & SW Target Areas-Residual Gravity with Interpreted Structure from Drilling, Compilation and Geophysics

# SLEEPER

## South Range Front Drill Target

-IP response

-Structure

-Gold in rock



Structural Features
inferred structure
observed structure
ALL_ROCK_CHIP by Au_ppb
1,001 to 20,500 (26)
301 to 1,000 (90)
101 to 300 (187)
51 to 100 (158)
31 to 50 (118)
6 to 30 (548)
all others (946)
_2004Rock by Au_PPB
1,001 to 20,500 (5)
301 to 1,000 (27)
101 to 300 (57)
51 to 100 (51)
31 to 50 (34)
6 to 30 (86)
all others (451)
Mzs
Mzs
Tr1
UNTESTED RANGE FRONT TARGET AREA


RANGE FRONT TARGET SOUTH Au IN ROCK, IP, BASEMENT STRUCTURE AND UNTESTED AREA

# SLEEPER Resource Models

## Outside Amax ultimate pit



MRDI "East" Domain
1997 Placer Dome Model
1997 MRDI Model
(1999 Sierra Mining Model?)
MRDI "West" Domain
Proposed 2005 Model


Updated resource estimate in progress.

X-Cal Resources Ltd.

# SLEEPER

## August to December Program

- ~2,500m RC drilling in Northwest Target Area (and others)
- Terra Spec (clay mineralogy) analysis
- Continue data synthesis and GIS compilation